Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors continues its growth momentum in the domestic market registering 20% increase of sales in September 2018

Key Highlights: CV: 26%, PV: 7%, SCV/Pickups: 27%, ILCV: 23%, MHCV: 32%, CV Passenger carrier: 6%

Mumbai, October 1, 2018:

Tata Motors sales in the domestic market in September 2018, grew by 20%, at 64,598 units compared to 53,964 units over the previous year. The cumulative domestic sales performance (April-September 2018) for Tata Motors witnessed a strong growth of 40% with 339,352 units as compared to 242,787 units in the same period last year.

Domestic - Commercial Vehicles

Tata Motors’ Commercial Vehicles (CV) domestic sales in September 2018 grew by 26% at 46,169 units as against 36,678 units in September 2017. The cumulative sales for the period April-September 2018 was at 232,487 units as compared to 161,370 units for same period last year, a growth of 44%. This growth is led by the continued acceptance and superior performance of our full range of vehicles across all segments. It is also supported by the continued growth of the CV industry on the back of strong economic activities, with growth in Index of Industry production (IIP) and core sectors.

The M&HCV truck segment for Tata Motors continued to grow by 32% with 16,239 units compared to 12,259 units last year. This growth was led by the strong acceptance and superior performance of Signa and Prima trucks and tippers. The M&HCV industry continues to grow on the back of road construction, affordable housing, irrigation projects and government spending on infrastructure projects in addition to the healthy growth in core sectors like cement, coal and steel. The e-commerce, FMCG, Durables, and Auto carriers, 3PL players and oil tankers are also driving the growth of MHCVs.

Tata Motors’ I&LCV truck segment delivered a robust performance with 5,465 units compared to 4,449 units over last year, a growth of 23%. This growth was strengthened by the new Tata Ultra range of trucks gaining significant acceptance and contributing to volumes. Farm loan waivers and Minimum Support Price (MSP) hikes is continuing to support rural sentiments and the economy. Private Final Consumption Expenditure (PFCE) has also been a lead indicator of the ILCV demand.

The SCV Cargo and Pickup segment reported a significant growth with 19,846 units compared to 15,607 units, up by 27%, over last year. This growth was largely driven by SCV Cargo (<1 ton payload) along with growth in e-commerce sector. The continued evolution of the hub-spoke model and the growing rural consumption have also led to small vehicles demand for last mile connectivity.

The commercial passenger carrier segment witnessed a steady growth of 6%, with 4,619 units over last year. The CV passenger vehicles segment continues to grow albeit on a slower pace on the back of STU sales and ambulances, in addition to the uptick in the STU buying.

Domestic - Passenger Vehicles

Tata Motors' Passenger Vehicles (PV) domestic sales in September 2018 continued its growth trend at 18,429 units compared to 17,286 units, higher by 7% over last year. This is the third consecutive month Tata Motors’ Passenger Vehicles grew significantly, while the industry witnessed degrowth. The continuous strong demand for our new generation vehicles has led to this consistent month-on-month growth. While the Tiago continues to connect aspirations of new sets of customers with the recent launch of Tiago NRG, the Nexon AMT and Nexon KRAZ limited edition have received an overwhelming response, witnessing good traction in the market.

Cumulative sales of PV in the domestic market for the fiscal (April-September 2018) grew by 31%, at 106,865 units compared to 81,417 units for the same period, last fiscal.

Exports

The company’s sales from exports (from CV and PV) in September 2018 grew by 35% with 5,250 units compared to 3,887 units last year. The CV Exports have shown a strong growth owing to the increase in uptake in demand in Bangladesh post the Eid season supported by the festive buying in Nepal.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.